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                                                                  EXHIBIT (A)(8)

For Lucent:                         For Lucent:
John Callahan                       Lynda Beighley
908-953-5350 (office)               908-582-3060 (office)
703-758-1449 (home)                 973-635-7959 (home)
johncallahan@lucent.com             lbeighley@lucent.com

Lucent Technologies To Purchase Yurie Systems, Inc., A Leader In ATM Access Data Networking

Purchase of Yurie Adds to Growing Data Networking Portfolio

FOR IMMEDIATE RELEASE: Monday, April 27, 1998

      MURRAY HILL, N.J. - In a key move to address another high-growth opportunity in the data networking business, Lucent Technologies today said it will acquire Yuries Systems, Inc. (NASDAQ: YURI), a global leader in ATM access technology and equipment for data, voice and video networking, for about $1 billion in cash or $35 a share in a tender offer. The transaction is expected to be completed by the end of the quarter ending June 30, 1998.

      Based in Landover, Maryland, Yurie provides ATM wide area network (WAN) access equipment for service providers, corporations and government users. ATM is an industry standard, cell-based, very high-speed communications technology used to transmit data - including Internet traffic - voice and video over backbone networks.

      "Today we fill in another key space in our data networking portfolio with this important acquisition," said Bill O'Shea, president of Lucent's Data Networking Systems group. " The ATM access opportunity is growing explosively - at annual rates greater than 60 percent - and Yurie is the recognized leader in developing and delivering nextgeneration, highly-reliable, ATM WAN access solutions for multi-service networking. Adding Yurie to the Lucent team will help us meet our aggressive leadership and growth objectives in this business."

      O'Shea noted that Lucent already works closely with Yurie through and OEM relationship.

      "Yurie's LDR product family of intelligent ATM access concentrators now serves as the basis for our Lucent AC 60 and Lucent AC 120 products," he said. "Yurie's next generation technology will create a platform for our portfolio or multiservice access solutions. We've learned through experience that both companies share a strong desire to deliver data networking products that are easy to install, highly reliable, easy to manage and less complex to operate."

      "An added bonus is the company has an exceptionally strong management team that is well regarded by Wall Street
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and the industry. In fact, Yurie was recognized by Business Week as the Number
One Hot Growth Company in 1997," he said.

      Jeong Kim, chairman and CEO of Yurie, will join Lucent as president of Carrier Networks within the Data Networking Systems' group. It will remain headquartered in Landover, Md.

      "When we founded Yurie, our goal was to develop and deliver a family of highly reliable and scaleable access products that could link a broad range of voice, data and video services into ATM backbone networks," Kim said. "Our products give network service providers and corporate users best-in-class manageability, scaleability and Quality of Service (QoS).

      "We are also delighted to be a part of Lucent's data networking business," he said. "Several of our key people are pioneers in ATM technology. We recognize the power of linking our capabilities to the technological heritage and global reach of Lucent and Bell Lab in communications networking."

      Last year Lucent introduced a strategy to address the data networking business and announced a series of new and enhance products. Since then the company has acquired Livingston Enterprises, Inc., and Prominet Corporation, two leading data networking equipment technology companies.

      The Yurie purchase is expected to result in an one-time charge against earnings. The charge involves an accounting writeoff assigned to in-process research and development and will be taken in the third fiscal quarter of 1998 assuming the transaction is closed by June 30, 1998. Excluding this one time charge, the impact of the purchase to earnings is expected to be slightly dilutive in the first full year of operation.

      Yurie led both in worldwide and North American sales for ATM WAN access equipment for 1996 and 1997, according to several industry analysts groups. According to Vertical Systems Group, Yurie captured more than 28 percent of the sales for 1997.

      Vertical System predicts a growth rate in this business of more than 80 percent. Dataquest estimates growth rates at more than 60 percent.

      Yurie's LDR200 ATM access concentrator was introduced in 1996 and won Data communications Hot Product Award for WAN equipment. It delivers high port density, low cost per port and frame relay interworking capabilities. The LDR50 has half the capacity of the LDR200 for regional and branch office applications. Another member of the product family, the LDR5, is designed for small office applications.

      The Yurie LDR family is a part of the Lucent portfolio as the Lucent Access Concentrator 120 and Lucent Access Concentrator 60. These products are deployed with the Lucent
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Multiservice Switch 100(Lucent MX1000) to provide the industry's most comprehensive integrated access and ATM switching solution.

      "In addition to current products, this acquisition provides Lucent with the ability to integrate the technology of the two companies to create exciting new products," O'Shea said.

      Other Yurie customers have included AT&T, Sprint, Ericsson, Bay Networks and the U.S. government, universities and hospitals.

      Yurie completed its IPO in February 1997 and was recognized as America's Number One Hot Growth Company by Business Week in May 1997.

      In September, Lucent introduced and enhanced portfolio of intelligent switching, access and network management products as a part of its plan to dramatically improve data networking performance. In December, the company acquired Livingston Enterprises, Inc., of Pleasanton, CA., a leading provider of remote access networking solutions for the Internet. In January, Lucent acquired Prominent Corporation, a Marlborough, MA.-based developer of high-performance local area network(LAN) switching equipment.

      Under the terms of the definitive agreement, Lucent will begin a cash tender offer for all outstanding shares of Yurie common stock for $35 a share. The offer is expected to commence no later than April 30 and will be scheduled to close by May 28. In addition, shareholders holding in excess of 50 percent of Yurie's common stock on a fully diluted basis have agreed to tender Yurie stock. Any shares not purchased in the offer will be acquired for the same price in cash, in a second-step merger.

      The boards of both companies have approved the acquisition. The offer and merger is subject to the purchase of a majority of outstanding shares of Yurie common stock, as well as other customary legal requirements.

      In addition, certain key members of the Yurie management team have agreed to invest a portion of their proceeds in Lucent stock to be vested over a three-year period.

      As a part of its data networking portfolio, Lucent offers industry-industry professional support services capabilities through NetCare(R) Services, a broad set of consulting, integration, management and maintenance services for multivendor data and video networks, voice systems and networks and call centers.

      For more information on Yurie, browse the company's home page at http://www.yurie.com.

      Lucent Technologies designs, builds and delivers a wide range of public and private networks, communications systems and software, business telephone systems and microelectronics components. Bell Labs is the research and development arm
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for the company. More information about Lucent Technologies, headquartered in
Murray Hill, NJ, is available on its Web site at http://www.lucent.com.

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(Editor's Note: There will be a media conference call today at 2:30 p.m. EDT with Bill O'Shea, president of Lucent's Data Networking Systems group and Jeong Kim, chairman and CEO of Yurie Systems. Call-in numbers: USA/Canada 1-800-553-5275; other locations 1-612-332-0802)